QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to Rule 424(b)(4)
Registration No. 333-147706

Prospectus

4,600,000 Shares

Common Stock

        We have registered our common stock, par value $0.001 per share, for resale by the selling stockholders identified in this prospectus. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. Specifically, this prospectus relates to the resale of 4,600,000 shares of our common stock. The selling stockholders acquired their shares from us in a private placement that was completed on October 30, 2007. We have registered the offer and sale of the shares to satisfy registration rights we granted in connection with the private placement.

        For a description of the plan of distribution of the resale shares, see "Plan of Distribution" beginning on page 26 of this prospectus.

        Our common stock is listed on the Nasdaq Global Market under the symbol "OPTR." On December 17, 2007, the last reported sale price for our common stock was $7.61 per share.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 1 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 19, 2007

        We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under "Where You Can Find Additional Information." You should carefully read this prospectus as well as additional information described under "Incorporation of Certain Information by Reference," before deciding to invest in shares of our common stock. All references in this prospectus to "Optimer," "the Company," "we," "us" or "our" mean Optimer Pharmaceuticals, Inc., unless we state otherwise or the context otherwise requires.

        You should rely only on the information contained or incorporated by reference in this prospectus, together with any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or the time of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should carefully consider the risks and uncertainties set forth under the heading "Risk Factors" in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, filed with the Securities and Exchange Commission, or SEC, on November 9, 2007, which is incorporated by reference in this prospectus, as well as any updates thereto contained in any applicable prospectus supplement. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements, since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. These risks, uncertainties and other factors include, but are not limited to, those described under "Risk Factors" above and in any applicable prospectus supplement and any documents incorporated by reference herein or therein.

        In addition, past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or any applicable prospectus supplement or the date of documents incorporated herein or therein that include forward-looking statements.

THE COMPANY

Our Business

        We are a biopharmaceutical company focused on discovering, developing and commercializing innovative anti-infective products. Our initial development efforts address products that treat gastrointestinal infections and related diseases where current therapies have limitations, including diminished efficacy, serious adverse side effects, drug-to-drug interactions, difficult patient compliance and bacterial resistance.

        We currently have two late-stage anti-infective product candidates, OPT-80 and Prulifloxacin. OPT-80, our lead product candidate, is an antibiotic currently in a Phase 3 registration trial for the treatment of Clostridium difficile-associated diarrhea, or CDAD, the most common nosocomial diarrhea. Prulifloxacin is an antibiotic currently in two Phase 3 trials for the treatment of infectious diarrhea, including travelers' diarrhea, a community-acquired infection which can be caused by a broad range of bacteria. We will seek a label for Prulifloxacin for the treatment of infectious diarrhea and initially plan to focus commercialization efforts on the treatment of travelers' diarrhea. We are developing additional product candidates using our proprietary technology, including our OPopS drug discovery platform.

        We were incorporated in November 1998. Since inception, we have focused on hiring our management team and initial operating employees and on developing our product candidates, including OPT-80 and Prulifloxacin.

Corporate Information

        Our principal executive offices are located at 10110 Sorrento Valley Road, Suite C, San Diego, CA 92121, and our telephone number is (858) 909-0736. Our web site address is http://www.optimerpharma.com. The information contained in, or that can be accessed through, our web site is not part of this prospectus.

Our Product Candidates

        We believe that our product candidates may offer advantages over existing antibiotics in terms of efficacy, safety, potential for minimal bacterial resistance and more convenient dosing. We also believe that the markets for these product candidates present us with significant commercial opportunities. Our product candidates are in various stages of clinical development and none have been approved by the U.S. Food and Drug Administration, or FDA, for sale by us. Our ability to obtain FDA approval of any of our product candidates requires us to successfully complete the clinical development of each such product candidate, including further clinical trials. Clinical trials involve a lengthy and expensive process with an uncertain outcome, and efficacy and safety data of earlier studies and trials may not be predictive of future trial results.

        Our current product candidate portfolio consists of the following:

Product Candidate	Target Indications	Development Status	Commercial Rights
Anti-Infectives
OPT-80(1)	CDAD treatment CDAD prevention Prevention of VRE bloodstream infections MRS prophylaxis Nasal carriage Catheter-related	Phase 3 Proof-of-concept Trial(2) Proof-of-concept Trial(2) Formulation/Pre-clinical Formulation/Pre-clinical	Optimer worldwide
Prulifloxacin (OPT-99)(3)	Infectious diarrhea	Phase 3	Optimer U.S.
OPT-1068/CEM-101	Respiratory tract infections	Pre-clinical	Cempra worldwide(4)
Other Therapeutic Areas
OPT-822/OPT-821
Combination Therapy	Breast cancer	Planning Phase 2	Optimer worldwide
OPT-88	Osteoarthritis	Pre-clinical	Optimer worldwide

(1)
We filed an investigational new drug application, or IND, with the FDA for OPT-80 in August 2003.

(2)
A proof-of-concept trial is an exploratory clinical trial to provide or establish evidence that a product candidate is efficacious for a target indication.

(3)
We filed an IND with the FDA for Prulifloxacin (OPT-99) in December 2005.

(4)
We have the right to receive royalties from Cempra Pharmaceuticals, Inc. on any sales of OPT-1068/CEM-101.

Anti-Infective Product Candidates

OPT-80

        Overview.    We are initially developing OPT-80 for the treatment of infections caused by Clostridium difficile, or C. difficile bacteria. OPT-80 is a differentiated antibiotic for the treatment of CDAD, the most common nosocomial diarrhea. Specifically, OPT-80 has a narrow spectrum of activity against certain gram-positive bacteria. Pre-clinical data indicates that OPT-80 is bactericidal and acts by inhibiting RNA polymerase, a bacterial enzyme. This data also shows that OPT-80 inhibits the growth of other potentially harmful bacteria such as Staphylococci, common bacteria that reside on the skin and in the gastrointestinal, or GI, tract, and Enterococci, common bacteria that reside in the GI tract.

        We are currently in a Phase 3 registration trial for OPT-80 for the treatment of CDAD. In April 2005, we entered into a collaboration agreement pursuant to which we and Par Pharmaceutical, Inc., or Par, exclusively collaborated in the clinical development and commercialization of OPT-80. In February 2007, we elected to terminate the collaboration agreement with Par, exercised our right under a prospective buy-back agreement to repurchase Par's rights to develop and commercialize OPT-80 in North America and Israel and paid Par a one-time $20.0 million termination fee. As a result, we now hold worldwide rights to develop and commercialize OPT-80. The FDA has granted Fast Track status for OPT-80 in the treatment of CDAD. Fast Track designation indicates that OPT-80 has the potential to treat life-threatening diseases with unmet medical needs. The FDA also chose OPT-80 to be the only investigational new drug in the FDA's Continuous Marketing Applications, or CMA, Pilot 2 Program in the Division of Anti-Infective and Ophthalmology Products. The CMA designation offers several potential benefits, including a program of continuous FDA feedback designed to streamline the development process. Participation in these programs will not eliminate any phase of clinical development.

        Currently, metronidazole and oral vancomycin are the two standard therapeutics used to treat CDAD. Both have shortcomings, including poor clinical responses, high recurrence rates, adverse side effects and poor compliance. Of these two therapeutics, only oral vancomycin is FDA-approved to treat CDAD.

        Clostridium Difficile-Associated Diarrhea.    CDAD is a serious illness caused by infection of the inner lining of the colon by C. difficile, bacteria that produce toxins resulting in inflammation, severe diarrhea and, in serious cases, death. Outbreaks and illness related to C. difficile generally occur during or after therapy with broad-spectrum antibiotics. Broad-spectrum antibiotics can cause CDAD by disrupting normally occurring gastrointestinal bacteria, or gut flora, thereby allowing C. difficile to proliferate. Recent studies have suggested that the use of proton pump inhibitors, or PPIs, a widely used group of heartburn drugs, may also be linked to C. difficile infections. CDAD accounts for approximately 20% of antibiotic-associated diarrhea incidences, as well as many cases of antibiotic-associated colitis, or inflammation of the colon. C. difficile can be transmitted by direct or indirect contact with infected patients via spores that can live for months on dry surfaces. According to the U.S. Centers for Disease Control and Prevention, or CDC, CDAD is becoming more prevalent outside the hospital.

        We estimate that CDAD affected over 500,000 patients in the United States in 2005. In the United Kingdom in 2005, the reported number of CDAD patients over 65 years of age was approximately 50,000, and we believe that CDAD incidence is growing in patients worldwide. We believe that the incidence of CDAD may be higher than what is currently being reported because many hospitals are not required to and do not report incidents of CDAD. Additionally, recent reports indicate that the incidence of community-acquired CDAD cases may be increasing. For example, a study conducted in one major U.S. city and cited at the 2006 Interscience Conference on Antimicrobial Agents and Chemotherapy, or ICAAC, reported that the percentage of CDAD cases found to be community- acquired increased from 12% in 2003 to 22% in 2004 and to 29% in 2005.

        According to a study cited in the New England Journal of Medicine, the increased rates of CDAD and severity of the disease may be caused by a combination of factors, including the excessive use of antibiotics and the emergence of a new hypervirulent strain of C. difficile known as North America Phenotype 1/027, or NAP1/027. A study published in the medical journal Lancet in September 2005 demonstrated that NAP1/027 produces 16 to 23 times more toxins in vitro than other strains. NAP1/027 has been reported in over 38 states in the United States and is characterized by increased virulence, morbidity and mortality as well as potential antimicrobial resistance. According to the data presented at the 2006 ICAAC, NAP1/027 incidence in the United Kingdom increased an estimated 200% in the two years since mandatory surveillance of the disease was initiated in hospitals in 2004.

        Generally, CDAD results in longer hospital stays and increases average patient cost by approximately $3,600 per patient in the United States, which is often not reimbursed to the hospital. In more complicated cases of CDAD, hospitalization may be prolonged by up to two weeks, which can increase average patient costs by approximately an additional $6,000 to $10,000 per patient in the United States. According to the data presented at the 2006 ICAAC, CDAD results in an estimated increase in average patient cost of over $6,000 per patient in the United Kingdom and the total projected annual cost for treating the disease in Europe is approximately $3.8 billion.

        Physicians care for patients with CDAD by discontinuing previously administered broad-spectrum antibiotics, if possible, and providing supportive care such as fluid and electrolyte replacement. If these measures fail, the standard therapy for CDAD includes the administration of metronidazole and/or oral vancomycin.

        Current Treatments and Limitations.    Metronidazole is generally used for patients in the United States and Europe experiencing their first episode or first recurrent episode of CDAD. Metronidazole is a generic drug that is used off-label to treat CDAD due to its low cost and historical efficacy. The typical treatment regimen for metronidazole is 250 mg every six hours, for a minimum of ten days. Metronidazole can be associated with significant adverse side effects, such as seizures, toxic reactions to alcohol, leukopenia, or reduction of white blood cells, neuropathy, a disease affecting one or more nerves, unpleasant taste and dry mouth.

        Oral vancomycin is used in the United States and also in Europe and Japan for the treatment of CDAD. As a result of its broad antibacterial activity, intravenously administered vancomycin is frequently used for certain other life-threatening infections caused by multi-drug resistant bacteria. In an effort to slow the continuing emergence of vancomycin-resistant bacteria, the medical community discourages the use of the drug for the treatment of CDAD except for patients who are not responding to metronidazole or for patients with severe, life-threatening colitis. Oral vancomycin's recommended treatment protocol is 125 mg or 250 mg doses every six hours, for approximately ten days.

        Both metronidazole and oral vancomycin have shortcomings as treatments for CDAD including:

  •
  Poor Clinical Response. Recent clinical studies conducted in North America have shown that 10 to 15% of CDAD patients treated with oral vancomycin and 20 to 35% of CDAD patients treated with metronidazole do not respond to therapy, and these patients are at risk of developing more severe CDAD.

  •
  High Recurrence Rate. Approximately 20% of CDAD patients who initially respond to oral vancomycin and 30% of CDAD patients who initially respond to metronidazole experience a clinical recurrence following the cessation of antibiotic administration.

  •
  Bacterial Resistance. Widespread use of oral vancomycin is discouraged for the treatment of CDAD in some hospitals due to concerns over the development of cross-resistance, including vancomycin-resistant Enterococci, or VRE, and vancomycin-resistant Staphylococcus, which can also cause other serious nosocomial infections. Furthermore, C. difficile resistance to metronidazole has been reported in at least one recent study.

  •
  Adverse Side Effects. Metronidazole, which is systemically absorbed and must be administered in high doses to treat CDAD, may result in serious adverse side effects and complications, including seizures, toxic reactions to alcohol, leukopenia, neuropathy, unpleasant taste and dry mouth.

  •
  Inducement of CDAD. Oral vancomycin and metronidazole are both broad-spectrum antibiotics that disrupt the normal gut flora. Because normal and healthy gut flora generally suppress the growth of C. difficile, administration of oral vancomycin or metronidazole may actually induce the development of CDAD.

  •
  Inconvenient Dosing and Difficult Compliance. The current treatment regimen for both oral vancomycin and metronidazole is inconvenient as both must be administered every six hours for a minimum of seven days, which may result in lower levels of patient compliance.

        Potential OPT-80 Advantages.    OPT-80 is a differentiated macrocycle antibiotic consisting of an 18-member ring structure. OPT-80 has significant differentiating features, including a narrow antimicrobial spectrum, fast-acting bactericidal activity against C. difficile, minimal systemic exposure and an enduring clinical effect. Based on our clinical and pre-clinical studies of OPT-80 for the treatment of CDAD, we believe OPT-80 may offer the following advantages:

  •
  Demonstrated activity against C. difficile, including hypervirulent strains such as NAP1/027, with low rates of treatment failures and recurrences;

  •
  Evidence of low C. difficile resistance, including hypervirulent strains such as NAP1/027;

  •
  Minimal systemic exposure resulting in a favorable safety profile;

  •
  Limited disruption of normal gut flora resulting in a lower likelihood of inducement of CDAD and decreased severity of disease; and

  •
  Convenient, twice daily dosing regimen.

Clinical Development

        Phase 3 Pivotal Trials.    Based on our Phase 2a clinical trial results, in May 2006, we initiated a North American double blind, randomized, parallel group Phase 2b/3 study to compare the safety and efficacy of OPT-80 dosed at 200 mg twice daily (400 mg/day), versus oral vancomycin dosed at its recommended dosing regimen of 125 mg every six hours (500 mg/day) for ten days, in CDAD patients. In the initial Phase 2b portion of the trial, we enrolled a total of approximately 100 CDAD patients at 32 sites. Following an interim blinded safety analysis by an independent data safety monitoring board, we transitioned into a Phase 3 clinical trial in March 2007. We expanded the number of sites to approximately 100 with a target total enrollment of approximately 664 CDAD patients. The primary endpoint for the Phase 3 trial is clinical cure of CDAD, as determined by the treating physician for each patient two days after the end of treatment. A secondary endpoint is recurrence, as determined four weeks following treatment. We initiated a second Phase 3 pivotal trial of the same design in the second quarter of 2007. We anticipate completing both of these trials over the next few quarters. If both trials are successful, we intend to file a New Drug Application, or NDA, as soon as practical thereafter.

        Phase 2a Study.    In July 2005, we completed an open-label, dose-ranging, randomized safety and clinical evaluation study of OPT-80 in patients with CDAD at five sites. OPT-80 was administered to 48 patients. Three patients withdrew from the trial for reasons unrelated to the administration of OPT-80, resulting in 45 patients eligible for evaluation. Forty-one of these patients completed a ten-day therapy regimen consisting of twice daily doses of 50 mg (100 mg/day), 100 mg (200 mg/day) or 200 mg (400 mg/day). A primary endpoint of the trial was clinical cure of CDAD, as determined by the treating physician for each patient on the tenth day of administration. Additional endpoints investigated were time-to-resolution of diarrhea, recurrence rate through six weeks post-treatment and total relief of CDAD symptoms, defined as complete relief of diarrhea, fever and abdominal pain, and normalized white blood cell counts by the end of the ten-day therapy.

        Among the 45 evaluated patients, only four patients failed to achieve clinical cure by the end of ten days of therapy, two of whom were in the 100 mg/day dose group and two of whom were in the 200 mg/day dose group. None of the patients in the 400 mg/day dose group failed to achieve clinical cure. All 41 cured subjects were subsequently monitored for six weeks following therapy for recurrence. CDAD recurred in two of the 41 cured subjects, one in the 100 mg/day dose group and one in the 400 mg/day dose group. The median cure times, or time-to-resolution of diarrhea, were as follows: 5.5 days for the 100 mg/day dose group, 3.5 days for the 200 mg/day dose group and 3.0 days for the 400 mg/day dose group.

        A summary of the results of the Phase 2a clinical trial for OPT-80 is presented below:

Dose Group
Parameter
	100 mg/day	200 mg/day	400 mg/day
Clinical Cures	86% (12/14)	87% (13/15)	100% (16/16)
Total Symptom Relief	43% (6/14)	53% (8/15)	81% (13/16)
Recurrence	8% (1/12)	0% (0/13)	6% (1/16)
Median Time to Cure of Diarrhea	5.5 Days	3.5 Days	3.0 Days

        Pharmacokinetic analyses were performed on all patients. OPT-80 was not detectable in the blood in half of the patients and only three subjects had levels exceeding 0.02 mg/mL. Stool concentrations of OPT-80 averaged over 1,400 μg/g of stool at the 400 mg/day dose level at day ten. As C. difficile is present mainly in the gut, high stool concentrations suggest that OPT-80 is present where needed to treat CDAD and low concentrations in the blood indicate OPT-80 is minimally absorbed in the system, thus reducing the risk of side effects. There were no adverse events determined by the physicians to be related to OPT-80. At one site in this Phase 2a trial, we performed a microbiologic analysis of the stool of 29 patients. This analysis showed that OPT-80 did not cause any unusual disruptions of normal gut flora for patients in any of the three dose groups.

        Phase 1 Studies.    We have completed two double-blind, oral, dose-escalating, placebo-controlled Phase 1 trials, one of which was a Phase 1a single-dose trial, and one of which was a Phase 1b multiple-dose trial. The trials were designed to determine the safety, tolerability, and pharmacokinetic characteristics of OPT-80 in healthy volunteers. Each Phase 1a patient received two single oral administrations of either a 100 mg dose followed by a 300 mg dose, or a 200 mg dose followed by a 450 mg dose of OPT-80. Each Phase 1b patient received daily oral administrations of 150, 300, or 450 mg doses of OPT-80 for ten consecutive days. In both trials, there were eight subjects for each dose level, six of whom were randomly selected to receive OPT-80 and two of whom received placebo. We collected blood, urine and stool samples for pharmacokinetic analysis. Vital signs including blood pressure, pulse, body temperature and electrocardiograms were measured following each dosing and on a regular basis throughout the study. In both studies, OPT-80 was well tolerated by all subjects and no drug-related adverse events were observed.

        OPT-80 also exhibited a favorable pharmacokinetic profile for CDAD treatment. After oral administration at either single dose or multiple doses, all blood samples had low, usually lower than 0.02 mg/mL, or undetectable levels of OPT-80 which indicates very low systemic absorption. In contrast, OPT-80 was found to be present in high concentrations in the stool. For example, at day ten for the 450 mg per day multiple-dose group, the mean OPT-80 stool concentration exceeded 10,000 times the MIC90, or minimum concentration of a drug needed to inhibit growth of 90% of microorganisms, of C. difficile.

        Pre-Clinical Development.    Our pre-clinical studies of OPT-80 demonstrated the potent narrow-spectrum antimicrobial activity of OPT-80 against C. difficile, with an MIC90 of 0.125 mg/mL for this organism. The same value was obtained in a separate experiment in which 110 genetically distinct strains of C. difficile were tested. Based on our pre-clinical studies, OPT-80 was found to be four times more potent than metronidazole and 16 times more potent than vancomycin against C. difficile. Generally, OPT-80 is 10 to 100 times more potent against C. difficile than against other gram-positive organisms, but is inactive against gram-negative organisms and yeast.

Commercialization

        In April 2005, we entered into a collaboration agreement with Par pursuant to which we and Par exclusively collaborated to develop and commercialize OPT-80. We had granted to Par an exclusive royalty-bearing license, with the right to sublicense, promote, market, distribute and sell OPT-80 in a territory composed of the United States, Canada and Puerto Rico, with an option to extend the territory to include Israel. We retained all other rights to OPT-80 in the rest of the world. In January 2007, we entered into a prospective buy-back agreement with Par which provided us with an option to terminate the collaboration and repurchase the rights to develop and commercialize OPT-80 in North America and Israel.

        In February 2007, we elected to terminate the collaboration agreement pursuant to the prospective buy-back agreement with Par and we have repurchased the rights to develop and commercialize OPT-80 in North America and Israel. We now hold worldwide rights to OPT-80. Under the terms of the prospective buy-back agreement, we paid Par a one-time $20.0 million termination fee and we are also obligated to pay Par a one-time $5.0 million milestone payment, a 5% royalty on net sales by us or our affiliates of OPT-80 in North America and Israel, and a 1.5% royalty on net sales by us or our affiliates of OPT-80 in the rest of the world. In addition, in the event we license our right to market OPT-80 in the rest of the world, we will be required to pay Par a 6.25% royalty on net revenues we receive related to OPT-80. We are obligated to pay each of these royalties, if any, on a country-by-country basis for seven years commencing on the applicable commercial launch in each such country.

OPT-80—Other Indications

        Based on our pre-clinical and clinical studies for CDAD treatment, we believe OPT-80 may be effective against a broad range of indications with significant unmet medical needs. Our strategy is to develop OPT-80 for its lead indication, CDAD treatment, while also advancing its development for additional indications.

        CDAD Prevention.    We believe OPT-80 may be effective not only for treating CDAD but also for preventing CDAD. Patients at high risk of developing CDAD, such as elderly patients in long-term care facilities or hospital patients on broad-spectrum antibiotics or PPIs, may benefit from prophylactic protection from the disease. Up to 20% of long-term care patients are colonized with C. difficile. There is currently no therapeutic drug approved for the prevention of CDAD. Incidence of CDAD outbreaks has been increasing in the hospital and community settings, and we believe OPT-80 may provide safe, potent and narrow- spectrum bactericidal activity against C. difficile, thereby protecting high-risk patients while limiting disruption to normal gut flora. We continue to evaluate the design of a proof-of-concept clinical trial of OPT-80 to prevent CDAD disease in high-risk populations.

        Prevention of Nosocomial VRE Bloodstream Infections.    Pre-clinical data indicate that OPT-80 is active in vitro against antibiotic-resistant Enterococci, including VRE. Enterococci are common bacteria that reside in the GI tract and generally do not pose a serious health risk. However, if Enterococci enter the bloodstream, they can cause serious and life-threatening infections, especially in subjects with weakened immune systems. Vancomycin is considered the last line of defense against such infection. However, growing bacterial resistance to vancomycin has emerged, requiring new therapeutic options.

        Biological and stool concentration data from our Phase 1 and 2a CDAD treatment trials indicate OPT-80 may be useful in the prevention of VRE bloodstream infections by minimizing the colonization of these bacteria in the GI tract before they enter into the bloodstream. We are planning to conduct a proof-of-concept clinical trial for this additional indication.

        Methicillin-Resistant Staphylococci, or MRS, Prophylaxis.    We believe OPT-80 may be useful as prophylaxis for other bacterial infections such as MRS. Methicillin is a broad-spectrum antibiotic that was previously used to treat infections caused by susceptible gram-positive bacteria, such as Staphylococcus aureus, or S. aureus, and Staphylococcus epidermidis, or S. epidermidis, that would otherwise be resistant to most penicillins.

        Nasal Carriage.    Pre-clinical data indicate that OPT-80 may be useful for the prevention of nasal colonization of bacteria such as S. aureus, including methicillin resistant strains of S. aureus, or MRSA, and S. epidermidis, including methicillin resistant strains of S. epidermidis, or MRSE. The prevention and decolonization of these pathogens in the nasal carriage are part of the standard infection control program to reduce the risk of infection in high-risk patients and healthcare workers. Mupirocin, a gram-positive topical antibiotic, is the only medication currently approved for the treatment of nasal carriage infection, but bacterial resistance to mupirocin is growing. We believe that a non-irritating nasal formulation of OPT-80 may be an effective alternative to mupirocin to prevent nasal carriage infection. In 2007, we developed a formulation of OPT-80 designed for the prevention of nasal carriage infection and plan to initiate pre-clinical evaluations in 2008.

        Catheter-Related.    Pre-clinical data indicate that OPT-80 may be useful for the prevention of catheter-related infections with S. aureus, including MRSA, and S. epidermidis, including MRSE. Prevention of the colonization of these pathogens around the entry point of a catheter is important to reduce the risk of serious infection. Most patients who require catheterization are at risk of infection. The patients who are at the highest risk of catheter-related infections include oncology, post surgical and intensive care patients. Mupirocin is the only antibiotic currently approved for the prevention of catheter-related infections. We believe that OPT-80 may be an effective alternative to mupirocin for topical use to prevent the risk of catheter-related infections. In 2007, we developed a formulation of OPT-80 designed for the prevention of catheter-related infections and plan to initiate pre-clinical evaluations in 2008.

Prulifloxacin (OPT-99)

        Overview.    We are developing Prulifloxacin for the treatment of infectious diarrhea, including travelers' diarrhea, a community-acquired infection which can be caused by a broad range of bacteria. We will seek a label for Prulifloxacin for the treatment of infectious diarrhea and initially plan to focus commercialization efforts on the treatment of travelers' diarrhea. Prulifloxacin is a prodrug in the fluoroquinolone class of antibiotics, a widely-used class of broad-spectrum antibiotics. A prodrug is an inactive form of a compound that is converted in the body to an active drug either by spontaneous chemical reaction or through the enzymatic process. Following oral administration, Prulifloxacin is converted to ulifloxacin, which is rapidly bactericidal by killing susceptible bacterial pathogens through inhibition of DNA replication. Ulifloxacin has demonstrated potent broad-spectrum activity against gram-positive and gram-negative bacteria. We are currently conducting two Phase 3 clinical trials of Prulifloxacin for the treatment of travelers' diarrhea. We believe that Prulifloxacin will be a differentiated therapeutic option for travelers' diarrhea due to its broad and potent activity against gastrointestinal pathogens, favorable safety profile, clinical efficacy and convenient dosing regimen.

        In June 2004, we acquired from Nippon Shinyaku Co., Ltd. the exclusive rights to develop and commercialize Prulifloxacin for all indications in the United States. Prulifloxacin has been marketed by other companies in Japan since 2002 to treat a wide range of bacterial infections, including infectious diarrhea, and in Italy since 2004 to treat urinary tract infections, or UTIs, and respiratory tract infections, or RTIs. Other parties have established that Prulifloxacin is well-tolerated, as demonstrated by its use in the treatment of more than two million patients as of December 2005. A 1996 investigator-initiated clinical study of Prulifloxacin in Japan by a third party for the treatment of infectious diarrhea evaluated the safety and efficacy of Prulifloxacin in 122 subjects, with an endpoint of clinical cure, as evidenced by eradication of bacterial pathogens. Prulifloxacin was considered effective in approximately 98% of the 54 subjects evaluated for clinical cure. Prulifloxacin also eradicated the bacterial pathogen in approximately 95% of the 77 subjects evaluated for bacteriological effect. One hundred eight of the 109 subjects evaluated for safety had no adverse effects while one subject experienced a mild rash that was possibly related to Prulifloxacin administration, but quickly recovered and continued to receive all scheduled therapy.

        Infectious Diarrhea.    Infectious diarrhea is associated with an infection caused by bacteria, viruses or parasites. Its symptoms include stomach cramps, vomiting, nausea, fever and headache. Infectious diarrhea is the world's second-leading cause of morbidity and mortality. It is a significant problem even in the United States where it is often found in otherwise healthy individuals.

        Travelers' diarrhea is infectious diarrhea contracted by the ingestion of contaminated food or water. The CDC estimates that there are approximately 50,000 cases of travelers' diarrhea each day among the 50 million worldwide annual travelers to developing countries. We estimate that approximately 23 million patients are treated with antibiotics for infectious diarrhea annually in the United States. Bacteria cause approximately 85% of travelers' diarrhea in most localities, and the majority of these cases involve E. coli, Shigella or Salmonella. Severe infections can cause large fluid loss and result in dehydration and hospitalization. The CDC estimates that 30% to 50% of travelers to high-risk regions (including most of Asia, the Middle East, Africa, Central America and South America) will develop travelers' diarrhea during a one- to two-week visit. The risk of infection increases with the duration of travel, and infection is possible throughout the world. A study of Americans visiting developing countries found that 46% acquired diarrhea.

        Current Treatments and Limitations.    Authorities such as the Infectious Disease Society of America and the CDC recommend treatment for travelers' diarrhea with an antibiotic that has an appropriate spectrum of activity against typical pathogens related to travelers' diarrhea. These antibiotics include fluoroquinolones such as ciprofloxacin, macrolides such as azithromycin, sulfonamides such as trimethoprim-sulfamethoxazole, or TMP/SMX, tetracyclines such as doxycycline, and rifamycins such as rifaximin. Fluoroquinolones remain the first-line treatment for infectious diarrhea because of their bactericidal nature, broad spectrum of activity and generally well-tolerated profile.

        Many of the treatments for travelers' diarrhea have significant limitations. Limitations of ciprofloxacin, rifaximin and TMP/SMX, three of the most commonly prescribed treatments for infectious diarrhea, include one or more of the following:

  •
  Limited Spectrum of Activity and Antimicrobial Resistance.    Rifaximin is approved only for the treatment of travelers' diarrhea caused by noninvasive strains of E. coli. Rifaximin is not recommended for the treatment of diarrhea caused by other pathogens commonly associated with travelers' diarrhea such as Shigella, Salmonella, Aeromonas, Campylobacter, Plesiomonas, and Yersinia. In addition, our studies with a panel of 582 infectious diarrhea-associated bacteria have shown that 25% of E. coli and 67% of Shigella strains associated with travelers' diarrhea are resistant to TMP/SMX.

  •
  Possible Side Effects.    Ciprofloxacin has been associated with phototoxicity and QT interval prolongation, a condition that is associated with potentially life-threatening cardiac arrhythmias. Rifaximin has been linked to allergic reactions to the drug. TMP/SMX has been associated with both frequent mild allergic reactions and rare but serious adverse effects including bone marrow suppression, severe liver damage, severe renal impairment and agranulocytosis, an acute condition related to leukopenia.

  •
  Convenience and Compliance.    Ciprofloxacin is approved as a therapy for infectious diarrhea with a dosing regimen of twice daily administration for five to seven days. Rifaximin is approved as a therapy for diarrhea caused by noninvasive E. coli and is given three times daily for three days. These treatment regimens may be inconvenient for traveling patients.

        Prulifloxacin Advantages.    We believe that Prulifloxacin will be a differentiated and a better therapeutic course for bacterial infectious diarrhea for several reasons, including:

  •
  Efficacy.    Prulifloxacin has been established to be an effective therapy for infectious diarrhea in clinical studies by third parties in Japan. Ulifloxacin, the active metabolite of Prulifloxacin, quickly reached effective concentration levels following a single administration of the drug in patients with profuse diarrhea. Approximately two-thirds of the oral dose of Prulifloxacin remains in the stool after being converted to ulifloxacin, while approximately one-third is absorbed and accumulated in tissues and in phagocytes, the white blood cells which engulf bacterial pathogens. Ulifloxacin remains active in these tissues and available in the body to eliminate invasive and intracellular pathogens, such as Shigella and Salmonella and invasive forms of E. coli.

  •
  Spectrum of Activity.    Ulifloxacin has more potent antibacterial activity relative to other antibacterial agents against infectious diarrhea pathogens. In a pre-clinical study we commissioned, ulifloxacin was the most active of nine antibacterial agents tested against a panel of 582 international infectious diarrhea-associated bacteria. The potency of six of these agents against common bacterial pathogens that cause diarrhea is shown below, normalized to the potency of rifaximin:

	Comparative Potency Against Bacteria(1)
Antibacterial	E. coli (100 isolates)	Salmonella (101 isolates)	Shigella (101 isolates)
Ulifloxacin	2,000	533	2,000
Ciprofloxacin	1,000	133	1,000
Azithromycin	4	4	4
Rifaximin	1	1	1
Doxycycline	1	0.5	0.5
TMP/SMX	≤0.25	≥32	≤0.25

    (1)
    The potency of an antibiotic normalized to rifaximin is expressed as the quotient obtained by dividing the MIC90 concentration of rifaximin by the MIC90 concentration of that antibiotic.

  •
  Side Effects.    Prulifloxacin has an established and favorable safety profile with minimal potential to produce adverse side effects associated with other treatments for travelers' diarrhea, such as QT interval prolongation, phototoxicity, or central nervous system effects.

  •
  Convenience and Compliance.    If approved, we expect Prulifloxacin will be marketed as a therapy for infectious diarrhea with a convenient dosing regimen of one tablet daily for three days.

        On-Going Clinical Development and Next Steps.    We are currently conducting two Phase 3 clinical trials for the registration of Prulifloxacin in the United States for the treatment of bacterial infectious diarrhea, including travelers' diarrhea.

  •
  Phase 3 Trials.    The first trial being conducted in the United States, Mexico and Peru was initiated in July 2006 and is a randomized, double-blind placebo-controlled clinical trial in which two-thirds of the patients will receive Prulifloxacin in 600 mg doses and one-third of the patients will receive a placebo. We initiated the second trial in December 2006 in India and added additional sites in Guatemala and Mexico. This second trial is also a randomized, double-blind placebo-controlled clinical trial in which half of the patients will receive Prulifloxacin in 600 mg doses and half of the patients will receive placebo. The primary endpoint of both trials is time to last unformed stool. Secondary endpoints include microbiological eradication of the disease pathogen and relief of other disease symptoms. We currently anticipate completion of both trials during the first half of 2008, with an NDA filing as soon as practical thereafter.

  •
  Proposed Phase 4 Marketing Support Trial.    This trial, which we expect to be conducted in the United States, Mexico and Peru, will be a randomized, double-blind clinical trial using ciprofloxacin as a comparator. We plan to initiate this trial subsequent to NDA submission of Prulifloxacin.

        Additional Indication for Urinary Tract Infection.    After the anticipated launch of Prulifloxacin for the treatment of infectious diarrhea, we may seek additional approval of Prulifloxacin for the treatment of complicated UTIs, which are commonly caused by bacteria such as E. coli, Staphylococcus saprophyticus and Pseudomonas aeruginosa. According to the Kidney and Urology Foundation of America, an estimated ten million physician office visits in 2002 were due to UTIs, the second leading cause of infection following RTIs. UTIs account for up to 40% of nosocomial infections and, when present, can increase the average hospital patient cost by approximately $675 per patient. According to IMS Health, global sales of UTI prescription antibiotics exceeded $1.1 billion in 2003, with the United States accounting for approximately 62% of this market. We believe Prulifloxacin's advantages as a therapy for infectious diarrhea can be leveraged in the approval for treatment of complicated UTIs. Prulifloxacin is currently approved as therapy for complicated and uncomplicated UTIs in Italy and Japan. Prulifloxacin was compared to ciprofloxacin as therapy for complicated lower UTIs in a 257-patient, double-blind, comparator-controlled clinical trial that was conducted in Europe by third parties. In patients that were administered Prulifloxacin once daily for 10 days, clinical resolution of the infection was achieved in approximately 95% of patients and the pathogen was eradicated in approximately 90% of patients. In contrast, in patients that were administered ciprofloxacin twice daily for 10 days, clinical resolution was achieved in approximately 93% of patients and the pathogen was eradicated in approximately 78% of patients. A similar open-label study produced microbiological eradication and clinical cure in approximately 93% and approximately 96%, respectively, of 113 Prulifloxacin-treated patients.

Our OPopS Drug Discovery Platform

        Background.    Carbohydrates are the most abundant class of biological molecules in nature and are fundamental to many physiological processes, which can be inhibited or augmented by carbohydrate-based drugs. We believe these processes represent potential drug targets for infectious diseases, cancer and immune-related disorders. Carbohydrates, however, can be difficult to synthesize because of their complex molecular structure. Historically, the synthesis of complex carbohydrate molecules took weeks to months to complete, and thus carbohydrate synthesis for use in therapeutics has often been characterized as prohibitively difficult and time-consuming. Numerous drugs currently on the market have carbohydrate components, which are often implicated in bacterial resistance, and numerous diseases involve interactions with carbohydrate molecules. Carbohydrate synthesis involves the manipulation of existing drugs to improve their spectrum of activity or significantly reduce their side effects. Such drugs include aminoglycosides, glycopeptides, macrolides and antivirals.

        Our Technology.    Our proprietary OPopS drug discovery platform allows us to develop potential drug candidates through carbohydrate drug synthesis. OPopS is a computer-aided technology that enables the rapid and low cost synthesis of a wide array of carbohydrate-based compounds. Specifically, the two components of our OPopS technology that allow us to synthesize new compounds are:

  •
  GlycoOptimization.    This process enables the modification of a carbohydrate group on an existing drug to improve its properties.

  •
  De Novo Glycosylation.    This process enables the addition of new carbohydrate groups on an existing drug to create new, patentable compounds.

        We acquired worldwide rights to this technology from The Scripps Research Institute, or TSRI, in July 1999. We have built approximately 500 carbohydrate building blocks, and through our proprietary OptiMer software program, we are able to rapidly and reliably produce a wide variety of carbohydrate-based molecules. With OPopS, we are able to reduce the time required for the synthesis of these molecules from weeks or months to hours. We believe OPopS enables us to develop patentable drugs, optimizing drug performance, improving activity, overcoming bacterial resistance issues and/or improving side effect profiles. Several of our pre-clinical drug candidates have been developed with OPopS and we intend to use this technology to identify additional novel carbohydrate-based product candidates with significant commercial potential.

Other Pipeline Product Candidates

        Using our OPopS technology, we are developing a pipeline of promising new drug candidates for the treatment of various indications including osteoarthritis and breast cancer. Our strategy is to license these drug candidates opportunistically to third-party partners in order to maximize the potential for their development and commercialization. The most advanced pipeline product candidates are as follows:

OPT-88: A Therapy for Osteoarthritis

        Overview.    We intend to develop our carbohydrate-based product candidate OPT-88 as a disease-modifying intra-articular, or within the cavity of a joint, therapy for osteoarthritis. Osteoarthritis is caused by the breakdown and eventual loss of the cartilage of one or more joints in the body. Key symptoms include pain in joints such as knees, hips and fingers, inability to walk or bear weight and infection surrounding such joints. There are no currently marketed treatments for the underlying disease. According to the National Institute of Arthritis and Musculoskeletal and Skin Diseases, osteoarthritis is one of the most common types of joint diseases and is estimated to affect 33 million people in the United States in 2006. Pre-clinical studies of OPT-88 indicate reduced erosion of knee cartilage and a reduction of pain for up to nine days after a single injection. With its disease-modifying activity and tolerability profile, OPT-88 represents a potentially new intra-articular therapy, and we believe it is a significant product opportunity for the osteoarthritis market.

        Pre-Clinical Studies and Future Plans.    In vitro studies of OPT-88 in human cell cultures have shown that it significantly stimulates restoration of joint cartilage. Animal studies demonstrated a reduced pathology and reduction in the erosion of knee cartilage. We plan to hold a pre-Investigational New Drug, or pre-IND, meeting with the FDA in the first quarter of 2008 and assuming a successful outcome to file an IND application for OPT-88 as soon as practical thereafter to initiate a Phase 1 study for assessing the safety of repetitive intra-articular injections in patients with knee osteoarthritis using an escalating dose scheme. If the Phase 1 study is successful, we plan to conduct a proof-of-concept Phase 2 efficacy study. After our Phase 2 study, if successful, we plan to seek a partner to fully develop and commercialize OPT-88.

OPT-822/OPT-821: A Cancer Immunotherapy

        Overview.    We are currently developing our carbohydrate-based product candidate OPT-822 combined with OPT-822's adjuvant therapy OPT-821, a carbohydrate-based immunostimulant therapy, for the treatment of metastatic breast cancer. According to the American Cancer Society, breast cancer was the second most common form of cancer among women in the United States, with more than 200,000 new cases and 40,000 deaths estimated in 2005. The survival rate for patients with metastatic breast cancer remains limited, with a median survival of two to three years and a five-year survival rate of less than 20% for those patients diagnosed with late-stage cancer that has metastasized to other parts of the body. In July 2002, we acquired exclusive rights from Sloan-Kettering Institute for Cancer Research, or SKI, to develop and commercialize OPT-822 worldwide. Carbohydrate antigens are known to stimulate the immune response against cancer cells in the body. We have applied OPopS technology to manufacture effectively complex carbohydrate cancer antigens, including Globo-H, a prominent antigen in breast cancer cells, and sialyl Lewis a, an antigen in breast and small lung cancer cells. OPT-822 is a novel cancer immunotherapy and is composed of Globo H linked to a protein carrier.

        Clinical Studies and Future Plans.    SKI completed Phase 1 safety studies of OPT-822 in prostate cancer patients and breast cancer patients in 1999 and 2001, respectively. In these studies, OPT-822 appeared to be well tolerated and to stimulate response to tumor antigens. Thirteen of 27 metastatic breast cancer patients treated with OPT-822 in the studies survived after six years. We also plan to evaluate the clinical efficacy of OPT-822 combined with OPT-822's adjuvant therapy OPT-821. We currently plan to identify a strategic partner and apply for government grants for subsequent clinical trials prior to initiating a Phase 2/3 clinical trial in Asia.

OPT-1068/CEM-101: Macrolide and Ketolide Antibiotics

        Macrolide antibiotics have been marketed for the treatment of upper and lower respiratory tract infections. Macrolides, such as erythromycin and azithromycin, and ketolides, such as telithromycin, are related classes of antibiotics which have strong gram-positive activity and inhibit bacterial growth. However, an increasing number of pathogens are now resistant to currently available macrolides and ketolides. Two of our leading product candidates developed with our discovery technology, including glycooptimization, OPT-1068/CEM-101, are effective against these resistant bacterial strains. These product candidates have been shown to possess potent activity against multi-drug resistant Streptococcus pneumoniae and Streptococcus pyogenes, common RTI pathogens. OPT-1068, the most advanced lead candidate, is orally active with potent efficacy in animal models after once-a-day administration. Cempra has licensed from us a library of approximately 500 macrolides related to these two product candidates. Cempra has informed us that it is initially planning to develop OPT-1068 for RTIs in adults and children, including sinusitis, an infection of the sinus, pharyngitis, an infection of the pharynx, and community-acquired mild and moderate pneumonia.

Intellectual Property

        We have established and continue to build proprietary positions for our pipeline product candidates and technology in the United States and abroad. We have built a portfolio of more than 80 patents and patent applications that we either own or have licensed around our key products and technologies. As of November 15, 2007, this portfolio included 14 issued U.S. patents and 16 pending U.S. patent applications. Foreign counterparts to these included 11 issued patents and 54 pending patent applications.

        For our lead product candidate OPT-80, we have one pending patent cooperation treaty, or PCT, patent application and seven U.S. pending patent applications, and 22 pending foreign counterparts in Australia, Canada, China, Europe, Japan, South Korea, India, Taiwan, Mexico and Brazil. If issued, these OPT-80-related patent applications may cover the composition of matter, the specific crystalline polymorph forms, specific methods for manufacturing, methods of using and pharmaceutical formulations containing the various components. If issued, these patent applications would expire between 2023 and 2027. For our other product candidate Prulifloxacin, we have licensed one issued U.S. patent and one pending U.S. patent application from Nippon Shinyaku. The U.S. patent, which expires in 2009, covers the compound Prulifloxacin. If issued, the U.S. pending patent application for Prulifloxacin would expire in 2023 and may cover processes for producing a drug-form of Prulifloxacin. The remainder of our patents and patent applications, and licensed patents and patent applications, relate to our other products and technology, and expire between 2015 and 2023.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. We received approximately $33.4 million in net proceeds in the private placement offering of the shares of common stock being offered by the selling stockholders, after deducting estimated placement agent commissions, legal fees and other offering expenses. We expect to use the net proceeds from the private placement for general corporate purposes, including the continued development of our product candidates.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors and their respective ages and positions are as follows:

Name	Age	Position
Michael N. Chang, Ph.D.(1)	57	President, Chief Executive Officer and Director
Tessie M. Che, Ph.D.(1)	57	Senior Vice President, Chief Operating Officer
Sherwood L. Gorbach, M.D.(1)	73	Senior Vice President, Chief Medical Officer
Kevin P. Poulos(1)	47	Chief Commercial Officer
John D. Prunty(1)	45	Chief Financial Officer, Vice President, Finance and Secretary
Youe-Kong Shue, Ph.D.(1)	57	Vice President, Clinical Development
Anthony E. Altig(2)(4)	51	Director
Mark Auerbach(2)	69	Director
Joseph Y. Chang, Ph.D.(3)(4)	55	Director
Martin C. Muenchbach, Ph.D.	37	Director
Alain B. Schreiber, M.D.(2)(3)	52	Director

(1)
Executive officer.

(2)
Member of the audit committee.

(3)
Member of the compensation committee.

(4)
Member of the nominating and corporate governance committee.

Executive Officers

        Michael N. Chang, Ph.D. has served as our President and Chief Executive Officer since our inception in November 1998. From November 1998 to January 2000, Dr. Chang was the Chief Scientific Officer of Nu Skin Enterprises, Inc., a NYSE-listed direct selling company based in Utah. Dr. Chang joined Nu Skin Enterprises in 1998 upon its acquisition of Pharmanex, Inc., a natural healthcare company, which he co-founded and where he was employed since January 1995 as Senior Vice President, Research and Development and Chief Science Officer. Before Pharmanex, Dr. Chang worked for 15 years in the pharmaceutical industry, at Merck & Co, Inc., a publicly-traded research-driven pharmaceutical company, Rhone-Poulenc Rorer Inc., which is now Sanofi-Aventis, a publicly-traded pharmaceutical company, and ArQule, Inc., a development stage oncology company. Dr. Chang received a B.S. degree in chemistry from Fu-Jen University in Taiwan, a Ph.D. degree in organic chemistry from Brandeis University and post-doctoral training at the Massachusetts Institute of Technology, or MIT. Dr. Chang is married to Tessie M. Che, Ph.D., our Senior Vice President, Corporate Affairs and Chief Operating Officer.

        Tessie M. Che, Ph.D. has served as our Senior Vice President, Corporate Affairs and Chief Operating Officer since November 1999. Dr. Che has over 20 years of industrial and management experience at large companies, including Exxon Mobil Corporation, a petroleum and petrochemical company, Aventis Pharmaceuticals, Inc., a pharmaceutical company, and EniChem S.p.A., a chemical company. From 1994 to 1996, Dr. Che served as the Chief Operating Officer and Vice President of the M and D Precision Science Group, Inc., a biotechnology company. In 1994, Dr. Che also co-founded and headed Zhejiang Cinogen Pharmaceutical Co., Ltd., a pharmaceutical company, which later merged with and became a wholly-owned subsidiary of Pharmanex, Inc. At Pharmanex, she served as Director of Quality Assurance and Senior Director of Ingredient Sourcing from 1995 to 1999. Dr. Che has a B.S. degree in chemistry from Illinois State University, a Ph.D. in physical-inorganic chemistry from

Brandeis University and did post-doctoral work at Columbia University. Dr. Che is married to Michael N. Chang, Ph.D., our President and Chief Executive Officer.

        Sherwood L. Gorbach, M.D. has served as our Senior Vice President, Medical Affairs and Chief Medical Officer since November 2005. After serving on the faculties of Johns Hopkins, University of Illinois, and UCLA, Dr. Gorbach has been at Tufts University School of Medicine since 1975 as, among other things, Professor of Medicine, Public Health and Community Health and a Professor in the School of Nutrition and Social Policy. Dr. Gorbach was also Chief of Infectious Diseases at New England Medical Center from 1975 to 1987. In 1990, he served as the President of the Massachusetts Infectious Diseases Society, and in 1995, he was the President of the Society of Microbial Ecology and Disease. Dr. Gorbach received the Lifetime Achievement Award in Recognition of Exemplary Dedication and Leadership at the 3rd Congress on Anaerobic Bacteria and Infections held in Glasgow, Scotland in 2003. He was presented the Alexander Fleming Award for Lifetime Achievement in 2007 by the Infectious Diseases Society of America. He has served as editor of the Clinical Infectious Diseases for the past seven years. Dr. Gorbach is a renowned authority on infectious diseases. Dr. Gorbach received his M.D. at the Tufts University School of Medicine in Boston.

        Kevin P. Poulos has served as our Chief Commercial Officer since July 2006. Before joining Optimer, Mr. Poulos served as the Senior Director, New Product Marketing and Business Development, for Wyeth, a research-based, global pharmaceutical company, from March 2004 to June 2006. From November 2002 to March 2004, Mr. Poulos was an executive consultant for KPP Consulting, LLC, a strategic consulting firm. He worked for Cline, Davis & Mann, Inc., an advertising agency as a Senior Vice President from March 2002 to November 2002. Prior to joining Cline, Davis & Mann, Inc., Mr. Poulos was employed by Saatchi & Saatchi, Inc. as a Vice-President between September 1999 and March 2002. Mr. Poulos has also served in a marketing and sales capacity in various positions for Pharmacia & Upjohn, Inc., a pharmaceutical research and development company, from 1998 to 1999, Rhone Poulenc-Rorer Inc., now Sanofi-Aventis, from 1995 to 1998, Lederle Pharmaceuticals, a pharmaceutical company, from 1989 to 1995 and SmithKline Beecham Pharmaceuticals, Plc, now GlaxoSmithKline Plc, a pharmaceutical company, from 1982 to 1989. Mr. Poulos received his business administration degree in marketing management from Old Dominion University and is a member of the American Society of Microbiology.

        John D. Prunty, C.P.A. has served as our Chief Financial Officer and Vice President, Finance since June 2006 and Secretary since December 2006. Before joining us, Mr. Prunty held several key positions with Maxim Pharmaceuticals, Inc., a biopharmaceutical company, from 2000 to 2006, including Chief Financial Officer, Vice President of Finance, and Corporate Secretary. Prior to his employment at Maxim, Mr. Prunty served as Senior Director of Finance and Corporate Controller at Gen-Probe Incorporated, a manufacturer of nucleic acid tests that diagnose human diseases, from 1997 to 2000. He also held senior management positions at I-Bus, currently known as I-Bus/Phoenix, Inc., a division of Maxwell Laboratories, Inc., an electronic device company. Mr. Prunty began his career as an auditor at Ernst & Young LLP, an accounting firm, where he spent seven years in public accounting. He is a certified public accountant and received a B.B.A. from the University of San Diego and an M.S. in management from San Diego State University.

        Youe-Kong Shue, Ph.D. joined us in June 2000 as Senior Director of Chemistry and has served as Vice President, Clinical Development since January 2006. Dr. Shue came to us with extensive experience in the pharmaceutical industry, most recently from AstraZeneca Plc, a pharmaceutical research company, where he led a drug development program to identify novel therapies to combat H. pylori from 1996 to 2000. From 1993 to 1996, he worked for Cubist Pharmaceuticals, Inc., a biopharmaceutical company, as Director of Chemistry, leading research and development into anti-infective products. He started his career in 1983 at Abbott Laboratories, a broad-based health care company, where he conducted neuroscience research. Dr. Shue received his B.A. degree in chemistry from National Cheng-Kung University in Taiwan, his M.S. degree in chemistry from National Taiwan

University, his Ph.D. in organic chemistry from the University of Pittsburgh and did his post-doctoral training at MIT.

Directors

        Anthony E. Altig has served as a director since November 2007. From December 2004 to June 2007, Mr. Altig served as the Senior Vice President, Finance, Chief Financial Officer, and Secretary of Diversa Corporation (subsequently Verenium Corporation), a public company developing specialized industrial enzymes. Prior to joining Diversa, Mr. Altig served as the Chief Financial Officer of Maxim Pharmaceuticals, Inc., a public biopharmaceutical company, from 2002 to 2004. From 2000 to 2001, Mr. Altig served as the Chief Financial Officer of NBC Internet, Inc., a leading internet portal company, which was acquired by General Electric. Mr. Altig's additional experience includes his role as the Chief Accounting Officer at USWeb Corporation, as well as his experience serving biotechnology and other technology companies during his tenure at both PricewaterhouseCoopers LLP and KPMG LLP. In addition, Mr. Altig serves as a director and chair of the Audit Committee for MultiCell Technologies, Inc., a public biopharmaceutical company. Mr. Altig received a B.B.A. degree from the University of Hawaii.

        Mark Auerbach, C.P.A. has served as a director since June 2005. Mr. Auerbach is the current Chairman of the Board of Directors for Neuro-Hitech, Inc., an early-stage pharmaceutical company specializing in brain degenerative diseases. From September 2003 through October 2006, Mr. Auerbach served as Executive Chairman of the Board of Directors for Par Pharmaceutical Companies, Inc., principally a manufacturer and marketer of generic pharmaceuticals and the parent of Par Pharmaceutical, Inc. From 1993 to 2005, Mr. Auerbach served as Chief Financial Officer of Central Lewmar LLP, a national fine paper distributor. Mr. Auerbach received his B.S. degree in accounting from Rider University.

        Joseph Y. Chang, Ph.D. has served as a director since November 1998. Dr. Chang is Chief Scientific Officer and Executive Vice President of Nu Skin Enterprises. Dr. Chang served as the President of Pharmanex, Nu Skin Enterprises' nutritional supplement division, from April 2000 to February 2006. Dr. Chang served as Vice President of Clinical Studies and Pharmacology of Pharmanex from 1997 until April 2000. From 1994 until 1997, he was the President and Chief Scientific Officer of Binary Therapeutics, Inc., a development stage company in the biotechnology industry. From 1981 to 1991, Dr. Chang was a research executive at Wyeth Research, a research-based pharmaceutical products company and formerly known as Wyeth-Ayerst Research, and Aventis Pharma, now Sanofi-Aventis. Dr. Chang received a B.S. degree from Portsmouth University and a Ph.D. degree from the University of London.

        Martin C. Muenchbach, Ph.D. has served as a director since December 2005. Dr. Muenchbach is an Investment Manager at Bellevue Asset Management AG, a subsidiary of Bellevue Group AG, Kunacht, Switzerland, an independent financial group listed on the SWX Swiss Exchange specializing in investment banking, private banking and asset management. Prior to joining Bellevue Asset Management AG in October 2004, Dr. Muenchbach was an Investment Manager at HBM Partners AG, an investment advisory services company specializing in biotechnology, medical technology and related fields, from February 2003 to October 2004. Dr. Muenchbach was an Investment Manager at NMT New Medical Technologies AG, a venture capital fund co-founded by F. Hoffmann-La Roche Ltd, a healthcare company, and Union Bank of Switzerland, from January 2000 to February 2003. Before becoming a venture capitalist, Dr. Muenchbach held positions in strategic marketing at Sanofi-Synthelabo. Dr. Muenchbach holds a Bachelor's degree in biochemistry from University Tubingen, and a Ph.D. in protein chemistry, a M.Sc. in biochemistry and a Master in industrial management from the Swiss Federal Institute of Technology (ETH), Zurich.

        Alain B. Schreiber, M.D. has served as a director since May 2001. Since 2000, Dr. Schreiber has been a Managing Partner at ProQuest Investments, a healthcare venture capital firm. From May 1992 to June 2000, Dr. Schreiber served as President, Director and Chief Executive Officer of Vical Incorporated, a publicly-traded biopharmaceutical company. From July 1985 to April 1992, he held various positions with Rhone Poulenc-Rorer Inc., which is now Sanofi-Aventis, most recently as Senior Vice President of Discovery Research. Dr. Schreiber currently serves on the board of directors of several private development stage biotechnology and pharmaceutical companies. Dr. Schreiber holds a B.S. in chemistry and an M.D. from the Free University of Brussels and was awarded a postdoctoral fellowship at the Weizmann Institute in Israel.

RELATED PARTY TRANSACTIONS

        The following is a description of transactions since January 1, 2004 to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest other than equity and other compensation, termination, change-in control and other arrangements, which are described under "Executive Compensation" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated herein by reference.

Private Placements

        We issued shares of preferred stock in private placements as follows:

  •
  1,538,437 shares of Series C preferred stock at a price of $7.80 per share in April 2005 for aggregate gross proceeds of $12.0 million; and

  •
  2,854,611 shares of Series D preferred stock at a price of $7.80 per share between April 2005 and November 2005 for aggregate gross proceeds of $22.2 million. In connection with the Series D financing, we issued warrants to purchase an aggregate of 1,141,844 shares of our common stock.

        The following table sets forth the names of our directors, executive officers or holders of more than 5% of our capital stock who purchased Series C and Series D preferred stock in these private placements:

Investor	Series C Preferred Stock(1)	Series D Preferred Stock(1)
Tessie M. Che	—	75,691
Chi-Huey Wong	—	27,691
Formosa Healthcare Investments, L.P.	—	310,251
ProQuest Investments II, L.P.	—	256,406	(2)
BB Biotech Ventures II, L.P.	—	641,015
Par Pharmaceutical, Inc.	1,538,437	—

    (1)
    Upon the completion of our initial public offering, each share of Series C preferred stock was converted into 1.5 shares of our common stock and each share of Series D preferred stock was converted into 1.2 shares of our common stock.

    (2)
    Includes 10,435 shares acquired by ProQuest Investments II Advisors Fund, L.P.

        In each of these preferred stock financings, we entered into or amended various stockholder agreements with the holders of our preferred stock relating to voting rights, information rights and registration rights, among other things. The rights, preferences and privileges of each series of preferred stock included a liquidation preference, dividend provisions and antidilution protective provisions, among other rights.

        In October 2007, we completed a private placement in which we issued an aggregate of 4,600,000 shares of our common stock at a price of $7.80 per share. Baker Brothers Life Sciences, L.P., which beneficially owned more than 5% of our capital stock prior to the private placement, purchased 30,000 shares of our common stock in this transaction.

Preferred Stock Warrant Issuances

        In July 2005, we issued a warrant to purchase 18,922 shares of our Series D preferred stock to Tessie M. Che for a purchase price of $590.40 and a warrant to purchase 6,666 shares of our Series D preferred stock to Chi-Huey Wong for a purchase price of $208.00. Both warrants had an exercise price per share of $7.80, and were exercised in full prior to the completion of our initial public offering. Upon the completion of our initial public offering, each share of Series D preferred stock was converted into 1.2 shares of our common stock.

Stockholders' Agreements

        Investor Rights Agreement.    Under our amended and restated investor rights agreement entered into in connection with our Series D preferred stock financing, all of our preferred stockholders have registration rights. See "Description of Capital Stock—Registration Rights" for a description of these registration rights. These registration rights have been waived with respect to this offering. Under this investor rights agreement, we also granted to certain stockholder(s) certain other rights including rights of first refusal with respect to certain issuances of our stock, information rights and a right of first refusal to acquire our company. All of these rights, other than the registration rights, terminated upon the completion of our initial public offering.

        Voting Agreement.    Under our amended and restated voting agreement entered into in connection with our Series D preferred stock financing, certain stockholders had the right to designate individuals to our board of directors. This agreement terminated upon the completion of our initial public offering.

Stock Option Grants to Executive Officers and Directors

        From January 1, 2004 to November 16, 2007, we granted stock options to purchase an aggregate of 1,300,732 shares of our common stock to our current executive officers and directors, with exercise prices ranging from $1.08 to $9.70 per share.

Indemnification and Insurance

        We have entered into indemnification agreements with each of our executive officers and directors. These indemnification agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law. In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Par Pharmaceutical, Inc.

        From 1990 through October 2006, Mark Auerbach served as Executive Chairman of the Board of Directors for Par Pharmaceutical Companies, Inc., the parent company of Par Pharmaceutical, Inc.

        In April 2005, we entered into a collaboration agreement with Par pursuant to which we and Par exclusively collaborated to develop and commercialize OPT-80. We had granted to Par an exclusive royalty-bearing license, with the right to sublicense, promote, market, distribute and sell OPT-80 in a territory composed of the United States, Canada and Puerto Rico, with an option to extend the territory to include Israel. We retained all other rights to OPT-80 in the rest of the world. In January 2007, we entered into a prospective buy-back agreement with Par which provided us with an option to terminate the collaboration and repurchase the rights to develop and commercialize OPT-80 in North America and Israel.

        In February 2007, we elected to terminate the collaboration agreement pursuant to the prospective buy-back agreement with Par and we have regained the rights to develop and commercialize OPT-80 in North America and Israel. We now hold worldwide rights to OPT-80. Under the terms of the prospective buy-back agreement, we paid Par a one-time $20.0 million termination fee and we are also obligated to pay Par a one-time $5.0 million milestone payment, a 5% royalty on net sales by us or our affiliates of OPT-80 in North America and Israel, and a 1.5% royalty on net sales by us or our affiliates of OPT-80 in the rest of the world. In addition, in the event we license our right to market OPT-80 in the rest of the world, we will be required to pay Par a 6.25% royalty on net revenues we receive related to OPT-80. We are obligated to pay each these royalties, if any, on a country-by-country basis for seven years commencing on the applicable commercial launch in each such country.

Participation in Initial Public Offering

        Certain of our executive officers and principal stockholders and/or their affiliates, including Michael N. Chang, Kevin P. Poulos, ProQuest Investments II, L.P. and ProQuest Investment II Advisors Fund, L.P., purchased an aggregate of approximately 275,565 shares of common stock in our initial public offering.

PRICE RANGE OF COMMON STOCK

        Our common stock has been traded on the Nasdaq Global Market under the symbol "OPTR" since February 9, 2007. Prior to that time, there was no public market for the common stock. The following table sets forth the range of high and low sale prices for the common stock for each completed fiscal quarter since February 9, 2007.

2007	High	Low
First Quarter (from February 9, 2007)	$10.74	$7.24
Second Quarter	$10.40	$8.50
Third Quarter	$10.42	$7.75

        On December 17, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $7.61 per share. As of December 17, 2007, we had approximately 142 holders of record, including multiple beneficial holders at depositories, banks and brokers included as a single holder in the single "street" name of each respective depository, bank or broker.

DIVIDEND POLICY

        We have never paid or declared cash dividends on our capital stock. We currently intend to retain future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

PRINCIPAL AND SELLING STOCKHOLDERS

        The shares of common stock covered hereby consist of 4,600,000 shares of our common stock that we issued to the selling stockholders in the private placement that was completed on October 30, 2007.

        In connection with the registration rights we granted to the selling stockholders, we filed with the SEC a registration statement on Form S-1, of which this prospectus forms a part, with respect to the resale or other disposition of the shares of our common stock offered by this prospectus from time to time on the Nasdaq Global Market, in privately negotiated transactions or otherwise. We have also agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective for the period of time required under our agreement with the selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the SEC, and is based upon information provided by each respective stockholder identified below, Forms 4, Schedules 13D and 13G and other public documents filed with the SEC. The number representing the number of shares of common stock beneficially owned prior to the offering for each such stockholder includes (i) all shares held by the stockholder prior to the private placement, if any, plus (ii) all shares purchased by the stockholder in the private placement, if any, and being offered pursuant to this prospectus. The percentages of shares owned after the offering are based on 27,851,197 shares of our common stock outstanding as of October 31, 2007, which includes the outstanding shares of common stock offered by this prospectus.

        Unless otherwise indicated below, to our knowledge, all persons named in this table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

        Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or our affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of the ownership of our shares or other securities.

        The selling stockholders may sell some, all or none of their shares of common stock offered by this prospectus. We do not know how long the selling stockholders will hold their shares of common stock before selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares of common stock being offered hereunder other than the securities purchase agreement pursuant to which the selling stockholders purchased their shares of common stock from us. The shares offered by this prospectus may be offered from time to time by the selling stockholders. Accordingly, for purposes of this table, we have assumed that, after completion of the offering, the only shares that will continue to be held by the selling stockholders are those that were owned immediately prior to the private placement, if any.

        The stockholders identified below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, or otherwise, some or all of their shares of common stock since the date on which the information in the table below is presented. Information about such stockholders may change over time.

        The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of October 31, 2007 by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Common Stock Registered for Sale Hereby	Common Stock Owned Upon Completion of this Offering	% of Common Stock Owned Upon Completion of this Offering
Directors and Named Executive Officers:
Anthony E. Altig	—	—	—	*
Mark Auerbach(1)	5,961	—	5,961	*
Joseph Y. Chang(2)	212,493	—	212,493	*
Martin C. Muenchbach(3)	1,031,585	—	1,031,585	3.7%
Alain B. Schreiber(4)	1,446,189	—	1,446,189	5.2%
Michael N. Chang(5)	743,531	—	743,531	2.6%
Tessie M. Che(6)	743,531	—	743,531	2.6%
Sherwood L. Gorbach(7)	34,852	—	34,852	*
John D. Prunty(8)	35,960	—	35,960	*
Youe-Kong Shue(9)	90,300	—	90,300	*
All directors and executive officers as a group (11 persons)(10)	3,635,316	—	3,635,316	12.8%
Selling Stockholders:
Chung Chia Company Limited(11)	774,000	774,000	—	*
Hanton Consultants, Ltd.(12)	256,410	256,410	—	*
Chi-Huey Wong(13)	1,026,295	20,000	1,006,295	3.6%
Fan-Pet International Co., Ltd.(14)	150,000	150,000	—	*
Boston Life Science Venture Corp.(15)	192,308	192,308	—	*
President (BVI) International Investment Holdings Ltd.(16)	140,000	140,000	—	*
Prudence Venture Investment Corp.(17)	38,926	29,846	9,080	*
Grand Cathay Venture Capital III Co., Ltd.(18)	77,876	59,718	18,158	*
Perceptive Life Sciences Master Fund Ltd.(19)	2,092,255	800,000	1,292,255	4.6%
Deerfield Special Situations Fund International, Ltd.(20)	323,500	323,500	—	*
Deerfield Special Situations Fund, L.P.(20)	176,500	176,500	—	*
Biotech Target N.V.(21)	700,000	300,000	400,000	1.4%
Tang Capital Partners, LP(22)	482,700	300,000	182,700	*
Atlas Master Fund, Ltd.(23)	184,984	110,167	74,817	*
Visium Balanced Fund, LP(24)	40,431	40,431	—	*
Visium Balanced Offshore Fund, Ltd.(24)	82,420	82,420	—	*
Visium Long Bias Fund, LP(24)	23,048	23,048	—	*
Visium Long Bias Offshore Fund, Ltd.(24)	68,934	68,934	—	*
Enable Growth Partners L.P.(25)	148,750	148,750	—	*
Enable Opportunity Partners L.P.(25)	17,500	17,500	—	*
Pierce Diversified Strategy Master Fund LLC, Ena(25)	8,750	8,750	—	*
Steelhead Investments Ltd.(26)	150,000	150,000	—	*

The Jay Goldman Master L.P.(27)	71,850	71,850	—	*
Broadview Partners, L.P.(27)	4,005	4,005	—	*
Woodmont Investments, Ltd.(27)	74,145	74,145	—	*
UBS O'Connor LLC F/B/O: O'Connor Pipes Corporate Strategies Master Limited(28)	70,000	70,000	—	*
DWS Medical Innovations Fund(29)	240,000	50,000	190,000	*
Mediphase Offshore Master Fund, L.P.(30)	50,000	50,000	—	*
Broadfin Healthcare Fund, LP(31)	71,052	21,218	49,834	*
Broadfin Healthcare Offshore Fund, Ltd.(31)	63,509	18,782	44,727	*
Iroquois Master Fund Ltd.(32)	37,718	37,718	—	*
Baker Brothers Life Sciences, L.P.(33)	899,559	23,814	875,745	3.1%
Baker Tisch Investments, L.P.(33)	18,145	75	18,070	*
Baker Bros. Investments II, L.P.(33)	2,019	64	1,955	*
Baker Biotech Fund I, L.P.(33)	329,099	5,290	323,809	1.2%
14159, L.P.(33)	28,678	757	27,921	*

*
Less than 1%.

(1)
Includes 3,461 shares of common stock that Mr. Auerbach has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options.

(2)
Includes (i) 25,381 shares of common stock that Mr. Chang has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options and (ii) 92,306 shares of common stock held by his wife, Wan Ping Chang.

(3)
Includes (i) 3,461 shares of common stock that Mr. Munchbach has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options and (ii) 1,025,624 shares of common stock held by BB Biotech Ventures II, L.P. BB Biotech Ventures II, L.P. is managed by Bellevue Asset Management AG, where Dr. Muenchbach is employed as investment manager. Dr. Muenchbach disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(4)
Includes (i) 114,226 shares of common stock that Mr. Schreiber has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options and (ii) 1,329,463 shares of common stock held by ProQuest Investments II, L.P. and ProQuest Investments II Advisors, L.P. Dr. Schreiber is a managing member of ProQuest Associates II LLC., the general partner of ProQuest Investments II, L.P. and ProQuest Investment II Advisors Fund, L.P. Dr. Schreiber disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(5)
Includes (i) 257,699 shares of common stock that Mr. Chang has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options and (ii) 313,752 shares that his wife, Tessie M. Che holds or has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options.

(6)
Includes (i) 69,329 shares of common stock that Dr. Che has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options and (ii) 429,779 shares that her husband, Michael N. Chang holds or has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options.

(7)
Includes 9,614 shares of common stock that Dr. Gorbach has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options.

(8)
Includes 35,960 shares of common stock that Mr. Prunty has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options.

(9)
Includes (i) 9,277 shares of common stock that Mr. Shue has the right to acquire from us within 60 days of October 31, 2007 pursuant to the exercise of stock options and (ii) 5,538 shares of common stock held by his wife, Liang-Yu Wei.

(10)
Includes shares described in footnotes (1) through (9) above, except that Michael N. Chang's stock ownership and Tessie M. Che's stock ownership are not combined in this line item.

(11)
Hsu Tsui-hua has voting and investment power over the shares held by Chung Chia Company Limited.

(12)
Lang Chou has voting and investment power over the shares held by Hanton Consultants, Ltd.

(13)
Includes (i) 154,166 shares of common stock; (ii) 869,523 shares held by Chi-Huey Wong and Yieng-Li Wong Family Trust dated July 25, 2005 and (iii) 2,596 shares of common stock that Mr. Wong has the right to acquire from us within 60 days of October 31,2007 pursuant to the exercise of stock options.

(14)
Li-Hung Chen has voting and investment power over the shares held by Fan-Pet International Co., Ltd.

(15)
Peter T. K. Wu has voting and investment power over the shares held by Boston Life Science Venture Corporation.

(16)
Chang-Sheng Lin has voting and investment power over the shares held by President (BVI) International Investment Holdings Ltd.

(17)
Jessica Wu has voting and investment power over the shares held by Prudence Venture Investment Corp.

(18)
Edward Chang has voting and investment power over the shares held by Grand Cathay Venture Capital III Co. Ltd.

(19)
Joseph Edelman has voting and investment power over the shares held by Perceptive Life Sciences Master Fund Ltd.

(20)
James E. Flynn has voting and investment power over the shares held by Deerfield Special Situations Fund International, Ltd. and Deerfield Special Situations Fund, L.P.

(21)
Biotech Target N.V. is a wholly owned subsidiary of BB Biotech AG, a Swiss stock listed entity, of which no single shareholder owns more than 10%.

(22)
Kevin C. Tang has voting and investment power over the shares held by Tang Capital Partners, LP.

(23)
Dmitry Balyasny has voting and investment power over the shares held by Atlas Master Fund, Ltd.

(24)
Jacob Gottlieb has voting and investment power over the shares held by Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd., Visium Long Bias Fund, LP and Visium Long Bias Offshore Fund, Ltd.

(25)
Mitch Levine has voting and investment power over the shares held by Enable Growth Partners L.P., Enable Opportunity Partners L.P. and Pierce Diversified Strategy Master Fund LLC, Ena.

(26)
HBK Investments L.P., a Delaware limited partnership, has shared voting and dispositive power over the shares held by Steelhead Investments Ltd. pursuant to an Investment Management Agreement between HBK Investments L.P. and Steelhead Investments Ltd. HBK Investments L.P. has delegated discretion to vote and dispose of the shares held by Steelhead Investments Ltd. to HBK Services LLC. The following individuals may be deemed to have control over HBK Investments L.P.: Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Laurence H. Lebowitz and William E. Rose. HBK Services LLC is an affiliate of HBK Global Securities L.P., a registered broker-dealer. HBK Services LLC, on behalf of Steelhead Investments L.P., has represented to us that Steelhead Investments L.P. bought the shares to be sold in this offering in the ordinary course of business, and at the time of the purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(27)
Jay G. Goldman has voting and investment power over the shares held by The Jay Goldman Master L.P., Broadview Partners, L.P. and Woodmont Investments, Ltd.

(28)
O'Conner Pipes Corporate Strategies Master Limited is a fund which cedes investment control to UBS O'Conner LLC, the investment manager. The investment manager makes all of the investment and voting decisions regarding the shares. UBS O'Conner is a wholly-owned subsidiary of UBS AG, which is listed and traded on the New York Stock Exchange.

(29)
Includes (i) 50,000 shares of common stock held by DWS Medical Innovations Fund; (ii) 186,000 shares of common stock held by DWS Biotechnology and (iii) 4,000 shares of common stock held by DWS Invest Biotech. DWS Medical Innovations Fund is an affiliate of Deutsche Bank, a registered broker-dealer. DWS

  Medical Innovations has represented to us that it bought the shares to be sold in this offering in the ordinary course of business, and at the time of the purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(30)
Paul A. Howard has voting and investment power over the shares held by Mediphase Offshore Master Fund, L.P.

(31)
Kevin Kotler has voting and investment power over the shares held by Broadfin Healthcare Fund, LP and Broadfin Healthcare Offshore Fund, Ltd.

(32)
Joshua Silverman has voting and investment power over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(33)
Julian C. Baker and Felix J. Baker have voting and investment power over the shares held by Baker Brothers Life Sciences, L.P., Baker Biotech Fund I, L.P., Baker Bros. Investment II, L.P., Baker Tisch Investments, L.P. and 14159, L.P.

PLAN OF DISTRIBUTION

        We registered the shares of our common stock issued to the selling stockholders to permit the resale of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register these shares of our common stock.

        The selling stockholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of our common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of our common stock may be sold on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

        Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

        In connection with sales of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of our common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of our common stock short and if such short sales take place after the date that the registration statement of which this prospectus is a part was declared effective by the SEC, the selling stockholders may deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of our common stock made prior to the date such registration statement was declared effective by the SEC.

        The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of our common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the

Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        Each selling stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. If a selling stockholder notifies us in writing that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

        Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the registration statement of which this prospectus is a part.

        Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to such shares. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to such shares.

        We will pay all expenses of the registration of the shares of our common stock pursuant to a registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with a registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of December 17, 2007, there were 27,857,236 shares of common stock outstanding.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors. The holders of our common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefore subject to the rights of any class of stock having a preference as to dividends.

        In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to and may be affected by, the rights of the holders of any shares of preferred stock that we may designate and issue in the future.

Preferred Stock

        Our certificate of incorporation also authorizes the issuance of 10,000,000 shares of preferred stock with such designations, rights, powers and preferences as may be determined from time to time by our board of directors. Our board of directors can also fix the number of shares constituting a series of preferred stock, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of common stock, and may have the effect of delaying or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

        In November 2005, concurrently with the second closing of the sale of our Series D preferred stock, we entered into a second amended and restated investor rights agreement with the investors, certain holders of our common stock, and holders of our convertible preferred stock. Under the agreement, if, at any time after December 31, 2005, the holders of at least 40% of the outstanding common stock issued upon conversion of the Series A, Series B, Series C and Series D preferred stock or such lesser percentage so long as the expected aggregate offering price to the public, net of underwriting discounts and commissions, is greater than $10.0 million, request that we file a registration statement relating to the sale of our securities held by such holders, we will use our best efforts to cause such shares to be registered, subject to certain limitations. We are not obligated to effect more than two registrations under this demand registration provision. In the case of an underwritten offering, these demand registration rights are subject to customary underwriter cutbacks.

        In addition, if available for our use, the holders of at least 15% of our common stock covered by the agreement and issued upon conversion of the Series A, Series B, Series C and Series D preferred stock, or holders of Series C preferred stock representing at least 10% of our common stock covered by the agreement and issued upon conversion of the Series A, Series B, Series C and Series D preferred stock may request, subject to certain limitations, that we file a registration statement on Form S-3 or other similar short-form registration statement, subject to customary underwriter cutbacks in the case of an underwritten offering. S-3 registration rights will not be available if, among other things, the covered securities are proposed to be sold to the public at an aggregate offering price equal to or less than $1,000,000 or if we have already made two such registrations pursuant to such rights within the preceding twelve months.

        In addition to the demand registration rights, if we register any of our securities under the Securities Act, the holders of our common stock covered by the agreement, including shares issued or issuable upon conversion of our Series A, Series B, Series C and Series D preferred stock, may require that we include some or all of such shares in that registration, subject to customary underwriter cutbacks in the case of an underwritten offering. These registration rights have been waived with respect to this offering.

        We are obligated to pay all of the expenses incurred in connection with any registration under the agreement (exclusive of underwriting discounts and commissions with respect to any selling stockholder's shares).

Warrants

        As of October 31, 2007, we had one warrant to purchase up to 13,845 shares of our common stock outstanding. This warrant was issued to our landlord at an exercise price of $10.83 per share. The warrant also grants registration rights to the holder with respect to any registration of our common stock. The warrant will terminate on February 9, 2008 if not exercised prior to that time.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder,

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation,

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

        Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

  •
  permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

  •
  provide that the authorized number of directors may be changed only by resolution adopted by a majority of the authorized number of directors constituting the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  divide our board of directors into three classes;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

        The amendment of any of the provisions of the amended and restated certificate of incorporation would require approval by the holders of at least 66 2/3% of our then outstanding capital stock. Any adoption, amendment or repeal of the amended and restated bylaws by the board of directors requires the approval of a majority of the authorized number of directors and the stockholders also have the power to adopt, amend or repeal the bylaws provided that in addition to any vote required by law or the amended and restated certificate, such stockholder action would require the affirmative vote of at least 66 2/3% of our then outstanding capital stock.

Nasdaq Global Market Listing

        Our common stock is listed on the Nasdaq Global Market under the symbol "OPTR".

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent and registrar's address is 59 Maiden Lane, New York, New York 10038.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus has been passed upon for us by Cooley Godward Kronish LLP, San Diego, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a public company and file proxy statements, annual, quarterly and special reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (www.sec.gov).

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference the documents listed below.

        The following documents filed with the SEC are incorporated by reference in this prospectus:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2006;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

  •
  our Current Reports on Form 8-K, filed with the SEC on February 27, 2007, July 23, 2007, August 20, 2007, September 18, 2007, October 29, 2006 and November 28, 2007; and

  •
  the description of our common stock in our Registration Statement on Form S-1/A (File No. 333-138555) filed on February 8, 2007, including any amendment or reports filed for the purpose of updating this description.

        You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC's website. You may also access the documents incorporated by reference on our website at www.optimerpharma.com. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

        In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Corporate Secretary, Optimer Pharmaceuticals, Inc., 10110 Sorrento Valley Drive, Suite C, San Diego, CA, 92121 or call (858) 909-0736.

Optimer Pharmaceuticals, Inc.

PROSPECTUS

December 19, 2007

QuickLinks

TABLE OF CONTENTS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
PRINCIPAL AND SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE